[Vinson & Elkins Letterhead]

July 7, 2006

By Facsimile and Federal Express

Ms. Donna Levy
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549

Re:
Hiland Holdings GP, LP
Registration Statement on Form S-1
Filed May 25, 2006
File No. 333-134491

Dear Ms. Levy:

        On behalf of our client, Hiland Holdings GP, LP (the "Partnership"), we have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 1 ("Amendment No. 1") to the above-referenced registration statement (the "Registration Statement"). This letter sets forth the Partnership's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its comment letter dated June 23, 2006 (the "Comment Letter") with respect to the Registration Statement. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the Company's response.

Form S-1

  COMMENT:

1.
You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate.

  RESPONSE: We hereby acknowledge Comment No. 1, and the Registration Statement has been revised accordingly.

  COMMENT:

2.
We will need time to review all new disclosure, including the intended price range. Similarly, we will need time to review all omitted appendices and exhibits, including schedules. You can expedite the review process by providing all this information and, where appropriate, by filing all such documents promptly. Examples include the following:

•
underwriting agreement;

•
any material contracts, including those relating to the acquisition of the Kinta area gathering assets and the Bakken acquisition;

•
the legality and tax opinions;

•
the credit facility for Hiland Holdings and the amended credit facility for Hiland Partners;

  •
  all related party contracts including the non-competition agreement among Hiland Holdings, Hiland Partners GP, LLC and Hiland Partners, and the Acquisition Agreement; and

  •
  the amended partnership agreement for Hiland Holdings.

  RESPONSE: We have filed all exhibits that are currently available. We hereby confirm that we will amend the Registration Statement to file all required exhibits in a timely manner so that the Staff will have adequate time to review them before we request effectiveness of the Registration Statement.

Cover Page of Prospectus

  COMMENT:

3.
Expand the first bullet point to make clear that on a pro forma basis, you would not have generated enough cash as of the most recent fiscal year end to pay the full distribution amount. Please also include this information in a separate risk factor.

  RESPONSE: We have revised the Registration Statement to address this comment in the second bullet point on the cover page and the third overall risk factor which appears on page 30.

Prospectus Summary page 2

  COMMENT:

4.
We note your disclosure indicates that your general partner does not have an economic interest in Hiland Holdings GP LP although you also indicate that the general partner owns a 2% controlling interest. Please revise your disclosure to more accurately describe the limitations of your general partner's unit rights and preferences and clarify or remove your reference to economic interest to avoid investor confusion.

  RESPONSE: The general partner of the Partnership has no economic interest in the Partnership. The general partner of Hiland Partners, which the Partnership will own, owns a 2% general partner interest in Hiland Partners. We have revised the Registration Statement to clarify the distinction. Please see page 2 and page 106.

  COMMENT:

5.
Confirm whether or not any units have or will have cash redemption features and describe these features, in detail.

  RESPONSE: Other than the limited call right, which is described in the summary on page 8 under the caption "Limited Call Right" and in more detail on page 166, the units do not have any cash redemption features.

  COMMENT:

6.
We note your organizational chart on page 6 indicating that you will own a 49% limited partnership interest in Hiland Partnership LP while disclosing on page 69 and elsewhere in your document that you will own a 57.1% limited partnership interest in Hiland Partners LP. Please explain why your disclosures appear to differ and revise your document as necessary.

  RESPONSE: We have revised the lead-in to the organizational chart to clarify that the Partnership will own a 57.1% limited partner interest in Hiland Partners consisting of its direct ownership of a 49.0% limited partner interest and its indirect ownership of a 8.1% limited partner interest through its ownership of the general partner of Hiland Partners.

Summary Historical and Pro Forma Financial and Operating Data, page 24

  COMMENT:

7.
We note your disclosure of the measure Adjusted EBITDA and that it appears to exclude recurring charges other than interest, taxes and depreciation and amortization, which you characterize as a performance measure. Please remove your disclosure of this measure throughout your document or demonstrate why it is appropriate to present this metric in your document. Refer to Item 10(e)I.ii.B of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website at:

http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm

  RESPONSE: In response to your comment, we have deleted the adjustments to EBITDA relating to non-cash gain on derivative transactions and non-cash unit based compensation. Please see pages 26 and 76. The Partnership believes it is appropriate to include an adjustment for affiliate and non-affiliate minority interest because, as described on pages 25 and 75 of the Registration Statement, the Partnership uses the measure to assess Hiland Partners' financial performance.

Risk Factors, page 29

  COMMENT:

8.
Please clarify explicitly in a risk factor that the proceeds of this offering will be used to make distributions to affiliates (identifying the affiliates) and to repay debt and not to grow your business.

  RESPONSE: We have revised the Registration Statement accordingly. Please see page 33.

Risks Inherent in an Investment in Us

"In the future, we may not have sufficient cash…," page 30

  COMMENT:

9.
Please expand this risk factor to clearly state that you are estimating you will be able to pay $15.1 million in total distributions only through the twelve month period ending June 30, 2007.

  RESPONSE: We have revised the Registration Statement accordingly. Please see page 30.

Risks Related to Conflicts of Interest

"Our general partner has a limited call right…," page 48

  COMMENT:

10.
We note that the general partner has the right to call and purchase all common units. Please advise us whether you will comply with the tender offer rules and file a Schedule TO when or if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

  RESPONSE: Any exercise of the Partnership's general partner's call right will be executed in accordance with all federal securities laws. We believe that such a call right would be exempt from the tender offer rules and the requirement to file a Schedule TO pursuant to Rules 13e-3(g)(4) and 13e-4(h)(1). Rule 13e-3(g)(4) provides that Rule 13e-3 will not apply to ""[r]edemptions, calls or similar purchases of an equity security by an issuer pursuant to specific provisions set forth in the instrument(s) creating or governing that class of equity securities." Similarly, Rule 13e-4(h)(1) provides that Rule 13e-4 will not apply to ""[c]alls or redemptions of any security in accordance with the terms and conditions of its governing instruments." The Partnership's partnership agreement confers this limited call right on the Partnership's general partner and any exercise of the right will be in accordance with the terms included therein. Accordingly, we believe that the exercise of the limited call right would be exempt from the tender offer rules.

Our Cash Distribution Policy and Restrictions on Distributions, page 55

  COMMENT:

11.
Please expand your disclosure to indicate, if true, that the partnership has no prior operational history and as such you do not have a historical basis to rely upon to determine whether you will have sufficient available cash to pay distributions.

  RESPONSE: We have revised the Registration Statement accordingly. Please see page 56.

  COMMENT:

12.
We note your net cash provided by operating activities for the 12 months ended March 31, 2006 significantly differs from that for the year ended December 31, 2005 and in relation to other periods presented on Form 10-Q for of Hiland Partners LP. Please demonstrate how the pro forma net cash provided by operating activities for the 12 months ended March 31, 2006 was derived from the historical results of Hiland Partners GP LLC as indicated in your disclosure. Expand your disclosure to describe, in detail, the factors underlying the significant variation.

  RESPONSE: We have revised the Registration Statement accordingly. Please see pages 61 and 62.

Estimated Cash Available for Distributions, page 64

  COMMENT:

13.
We note the decrease in expansion capital expenditures for the twelve months ending June 30, 2007 as compared to the expenditures for the year ended December 31, 2005 and the twelve months ended March 31, 2006 set forth on page 60 and your discussion in note 4 to this table. This decrease in capital expenditures appears to conflict with your description of Hiland Partners as a "growth oriented" energy partnership on page 106, and the planned increase in Hiland Partners' credit facility discussed on page 107. Please expand your discussion to address this and quantify the impact on cash available for distribution if Hiland Partners pursues additional acquisitions.

  RESPONSE: We have revised the Registration Statement to clarify that we have not included an estimate of future acquisition capital expenditures for the period ending March 31, 2007. While Hiland Partners is always looking for acquisition opportunities, the Partnership believes that the uncertainties involved in predicting future acquisition capital expenditures render such predictions unhelpful. Furthermore, since Hiland Partners intends to use equity or debt financing for any future acquisitions, such acquisition capital expenditures should not have a negative impact on cash available for distribution, provided that such acquisitions are accretive to Hiland Partners. Please see page 66.

  COMMENT:

14.
Clarify whether the general partner has absolute discretion with regard to expenses and the establishment of reserves, or if it is limited by standards of reasonableness or other restraints. Also summarize all material restrictions or limitations on the payment of distributions that your debt instruments or other agreements contain.

  RESPONSE: We have revised pages 3, 5, 14, 38, 57, 59, 106 and 151 of the Registration Statement to reflect that the general partner's discretion with regard to the establishment of reserves is limited by a good faith standard. We have revised footnote 9 on page 66 to clarify how Hiland Partners' credit facility may restrict distributions to us. The Partnership's credit facility is still being negotiated. We will amend the Registration Statement to reflect any restrictions on distributions that it may contain once a definitive agreement has been reached.

  COMMENT:

15.
We note your tabular presentation of your estimated cash available to pay distributions presented for the 12 months ending June 30, 2007. Please clarify why you have not presented the tabular computation for the 12 months ended March 31, 2007, which would seem consistent with the 12 month period ended March 31, 2006 presented in your pro forma available cash estimate on page 60. Tell us whether the results of your estimated cash available to pay distributions would vary significantly had you computed your estimate for the 12 months ended March 31, 2007.

  RESPONSE: We believe that a forecast period beginning July 1, 2006 is more meaningful to an investor because it more closely reflects the time period in which an investor will be holding the security and receiving distributions. An investor will not be entitled to receive any distributions for the second quarter of 2006. The results of the Partnership's estimated cash available to pay distributions would not vary significantly had the Partnership computed its estimate for the twelve months ending March 31, 2007.

  COMMENT:

16.
Expand your disclosure to clarify whether or not your business is subject to seasonal fluctuations and how this may impact cash available to pay distributions.

  RESPONSE: We have revised the Registration Statement accordingly. Please see page 69.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 75

  COMMENT:

17.
Please explain why you have disclosed in your management's discussion and analysis your tabular pro forma presentation of cash distributions which you would have received had Hiland Partners LP distributed cash for the periods presented. We may have further comment.

  RESPONSE: We have revised the Registration Statement to clarify that the distributions in the table reflect actual distributions made to the general partner of Hiland Partners and the Contributing Parties during the periods presented and that the only pro forma adjustment is the assumption that the contribution transactions have already occurred. Please see page 78.

Our Results of Operations, page 86

  COMMENT:

18.
We note that you have labeled your operating data presenting sales volumes of Natural gas and NGL on a per day basis as "unaudited." Please clarify to what extent this information is unaudited.

  RESPONSE: We have deleted the reference to "unaudited" in our tabular presentation of our operating data and revised the lead-in to clarify what financial information is derived from our audited financial statements. Operating data is not derived from our financial statement information so the term "unaudited" does not apply. Please see page 88 of the Registration Statement.

Capital Requirements, page 96

  COMMENT:

19.
We note you have entered into future gas purchase arrangements as disclosed on page F-36. Please clarify whether these obligations have been included in your table of contractual obligations or tell us why this presentation would not be required. Refer to Item 303(a)5(i) of Regulations S-K.

  RESPONSE: These obligations are not included in the table. Due to the variable nature of both the price and volume components of such purchases and the fact that the Partnership is not obligated to purchase a minimum quantity of gas under any of its gas purchase arrangements, the Partnership believes that its future gas purchase arrangements are not known Purchase Obligations, as that term is defined in Item 303(a)(5)(ii) of Regulation S-K. We have added a footnote on page 98 to clarify that these obligations are not included in the table.

Business of Hiland Holdings GP, LP, page 104

  COMMENT:

20.
Please summarize the principal terms of the new credit facility. Indicate the expected use of proceeds from any borrowings.

  RESPONSE: The Partnership's credit facility is still being negotiated. We will amend the Registration Statement to disclose any material terms that it may contain once a definitive agreement has been reached.

Management

Hiland Holdings GP, LP, page 129

General

  COMMENT:

21.
State how much time the executive officers of the general partner will devote to the business of the registrant.

  RESPONSE: We have revised the Registration Statement accordingly. Please see pages 131 and 134.

Compensation of Directors, page 132

  COMMENT:

22.
Quantify the amount of the annual retainer fees and the compensation for attending meetings for the board of directors of your general partner.

  RESPONSE: We have revised the Registration Statement accordingly. Please see page 133.

Executive Officer Compensation, page 132

  COMMENT:

23.
Please provide investors with a clear understanding of the nature and amount of executive officer compensation that will be allocated to your business.

  RESPONSE: We have revised the Registration Statement accordingly. Please see page 134.

Certain Relationships and Related Party Transactions Unaudited Pro Forma Consolidated Financial Statements, F-2

  COMMENT:

24.
Expand your introductory discussion of your pro forma financial information to clearly describe what the pro forma presentation depicts including the entities, and the nature and terms of the transactions. Refer to Rule 11-02(b)(2) of Regulation S-X.

  RESPONSE: We have revised the Registration Statement accordingly. Please see page F-2.

  COMMENT:

25.
Separately present the proportionate equity interests of your limited and general partners on the face of your pro forma financial statements.

  RESPONSE: The general partner of the Partnership has no economic interest in the Partnership. For example, the general partner of the Partnership does not have the right to receive any distributions from the Partnership. Therefore, there are no allocations of any kind to the general partner of the Partnership on the face of our unaudited pro forma financial statements on pages F-4 through F-6. Accordingly, the Partnership does not believe it is necessary to present the proportionate equity interest of the general partner (which would be zero) on the face of the pro forma financial statements.

Note 1 Basis of Presentation, the Initial Public Offering and Other Transactions, F-6

  COMMENT:

26.
Please clarify why you have included the effects of common unit offerings of Hiland Partners LP, including the IPO of Hiland Partners LP, as if these transactions occurred as of January 1, 2005. In this regard it appears that these transactions are not directly attributable or relevant to the pro forma transactions which you have presented. Refer to Rule 11-02(b)(6) of Regulation S-X.

  RESPONSE: We have revised the Registration Statement to clarify why we have included the effects of Hiland Partners, LP's unit offerings. Please see page F-2. We have also added a new adjustment to the pro forma income statement for the year ended December 31, 2005 for the impact of the proceeds from Hiland Partners' initial public offering. Please see page F-9.

Note 2 Pro Forma Adjustments and Assumptions

  COMMENT:

27.
We note your disclosure under item (f) in which it appears that the value attributed to the portion of property and equipment purchased from Hiland Partners LLC, which received a step-up in basis, was determined using a replacement cost less estimated depreciation. Please confirm that these assets were recorded at fair value as defined under Appendix F of SFAS 141, if true, or otherwise advise.

  RESPONSE: We hereby confirm that these assets were recorded at fair value as defined under Appendix F of SFAS 141. We have revised the Registration Statement accordingly. Please see page F-8.

Note 3 Pro Forma Net Income Per Unit, page F-8

  COMMENT:

28.
Please tell us and disclose your policy concerning the application of the two class method or explain why you believe this method would not apply. Refer to EITF 03-6.

  RESPONSE: We do not believe we have two classes of securities that would require the application of EITF 03-6. The Partnership only has common units and Class B common units ("Common Units"), which participate in unit earnings or loss and in distributions on an equal per unit basis. Messrs. Moeder and Maples will receive Class B common units that will have substantially the same rights as the common units and the remaining contributing parties will receive common units. The Class B common units are convertible into common units at the option of the holder for no additional consideration. The common units and Class B common units are therefore considered Common Units outstanding in computing pro forma earnings per unit.

  Our general partner does not have an economic interest in Partnership earnings or loss or distributions. The general partner's interest therefore is not considered a participating security requiring the use of the two class method of computing earnings per unit and is not subject to the requirements of EITF 03-6.

Hiland Partners GP, LLC and Subsidiaries Financial Statements

General

  COMMENT:

29.
Please monitor your financial information for updating requirements as provided by Rule 3-12 of Regulation S-X.

  RESPONSE: We will continue to monitor and update our financial information as required by Rule 3-12 of Regulation S-X.

Consolidated Statement of Changes in Owners' Equity and Comprehensive Income, page F-14

  COMMENT:

30.
Please revise your presentation of owners' equity to separately present the proportionate equity interests of and related changes in the limited and general partners units. Likewise revise your balance sheet presentation of owners' equity.

  RESPONSE: The financial statements presented on pages F-11 through F-15 are for a limited liability company and appropriately do not include any limited partner or general partner units. Hiland Partners GP, LLC is a limited liability company and its owners' equity only consists of member interests. There are no allocations of any kind to a limited partner or general partner on the face of these financial statements. Please see additional discussion in Note 4: Limited Partner Units on page F-9 of the Registration Statement.

  COMMENT:

31.
Please explain why you have presented "assets not contributed to subsidiary" in your statement of owners' equity. We note that this disclosure relates to your presentation on page F-27. Please clarify your presentation and accounting for this transaction.

  RESPONSE: We have revised the Registration Statement accordingly. Please see page F-15 and page F-28.

  COMMENT:

32.
Please disclose and describe in further detail the transaction in which you have recorded a "reclassification of predecessor equity to general partner and minority interest upon formation of Company and subsidiary." We believe you may need to rephrase your current description and add additional disclosure in order to provide investors with a clear understanding of this event.

  RESPONSE: We have revised the Registration Statement accordingly. Please see page F-15 and page F-28.

Comprehensive Income (Loss) page F-19

  COMMENT:

33.
We note that Hiland Partners LP is a wholly consolidated entity. Please clarify for us the authoritative accounting guidance consistent with your disclosure indicating that you only record changes in the fair value of cash flow hedges to the extent of your 2% interest in Hiland Partners LP.

  RESPONSE: Hiland Partners GP, LLC's ownership in Hiland Partners, LP includes its ownership of the 2% general partner interest of Hiland Partners, LP and its ownership of the incentive distribution rights of Hiland Partners, LP. Hiland Partners GP, LLC's 2% general partner ownership gives it control of Hiland Partners, LP. Therefore, as you have noted, Hiland Partners, LP is a wholly consolidated entity. As a result, the limited partners' interest in Hiland Partners, LP is shown as a minority interest on the balance sheet and the minority interest in net income is segregated on the income statement. We believe that our recognition of the minority interests' proportionate share of the change in fair value of cash flow hedges as an adjustment to the minority interest is in accordance with SFAS 130 "Reporting Comprehensive Income" ("SFAS 130") and Emerging Issues Task Force Topic D-41 "Adjustments in Assets and Liabilities for Holding Gains and Losses as Related to the Implementation of FASB Statement No. 115" ("EITF Topic D-41").

  SFAS 130 does not specifically address other comprehensive income of consolidated subsidiaries. EITF Topic D-41 states that "by analogy to the requirements of Statement 109, the SEC staff believes that, in addition to adjusting deferred tax assets and liabilities, registrants should adjust other assets and liabilities that would have been adjusted if the unrealized holding gains and losses from securities classified as available-for-sale actually had been realized." EITF Topic D-41 further states, "For example, registrants should adjust minority interest for a portion of the unrealized holding gains and losses from securities classified as available-for-sale if those gains and losses relate to securities that are owned by a less-than-wholly-owned subsidiary whose financial statements are consolidated". Therefore, unrealized holding gains or losses would result in an adjustment to minority interest with the corresponding credit or charge to equity. Consistent with that approach, we conclude that the minority interest in the net assets of a consolidated subsidiary should be adjusted for its proportionate interest in accumulated other comprehensive income. Therefore, in this case, the changes in the fair value of the derivative financial instruments will be reported in accumulated other comprehensive income at 2% and reported as part of minority interest at 98%.

Recent Accounting Pronouncements, F-26

  COMMENT:

34.
We note that your financial statement disclosures do not address your policy concerning buy/sell arrangements or management's assessment of the impact of EITF 04-13. Please confirm whether you enter into buy/sell arrangements and to the extent necessary expand your disclosure to the extent you believe would be responsive to the disclosure requirements set forth in our Industry Letter on our website at www.sec.gov/divisions/corpfin/guidance/oilgas021105.htm.

  RESPONSE: The Partnership has reviewed the Emerging Issues Task Force No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty, and confirms that the Partnership has not entered into such arrangements. Therefore, no disclosure is required.

Note 2 HPLP Equity Transactions and Contribution of Assets, F-27

  COMMENT:

35.
We note you have presented predecessor balance sheets of Continental Gas, Inc., and Hiland Partners, LLC with certain eliminating adjustments for assets not assumed in the acquisition of these operations. Please explain why you believe this presentation is in conformity with all the disclosure requirements of paragraphs 55-57 of SFAS 141, or what authoritative literature you have applied, and revise your disclosure as necessary.

  RESPONSE: Note 2: HPLP Equity Transactions and Contribution of Assets on page F-28 (a) discloses the historical net assets of Continental Gas, Inc., Hiland Partners' predecessor, prior to the February 15, 2005 distribution and contribution, (b) provides details of the working capital components distributed to Continental Gas stockholders and (c) details the ultimate net assets contributed to Hiland Partners. The heading of the middle column on page F-28 has been changed to more clearly describe the presentation of the shareholder distribution. Although this information for Continental Gas is not required by SFAS 141, we believe it is useful information for the users of our financial statements.

  The Statement of Net Assets of Hiland Partners, LLC on page F-29 presents similar informative disclosures for the historical net assets of the acquired business. The far right column presents the fair value of the assets acquired and the liabilities assumed of Hiland Partners, LLC as required by paragraph 51(e) of SFAS 141.

  The fair value of the assets acquired and the liabilities assumed related to the Bakken acquisition and other information related to the acquisitions required by SFAS 141 are disclosed in Note 3 on pages F-30 and F-31. The disclosure requirements of paragraphs 55-57 of SFAS 141 have been considered and supplemental pro forma information for both the Hiland Partners, LLC and Bakken acquisitions are presented on pages F-31 through F-33.

  COMMENT:

36.
We note your disclosure indicating that certain common units were redeemed following Hiland Partners LP's initial public offering. Please confirm whether any subordinate or common units have redemption features and fully disclose the terms of the redemption terms.

  RESPONSE: Other than the limited call right, which is described on page 188 under the caption "Limited Call Right," the common units of Hiland Partners, LP do not have any cash redemption features.

Note 5 Derivatives, F-34

  COMMENT:

37.
We note you have summarized the notional amounts and terms of your derivative instruments as of March 31, 2006. As such, please provide similar disclosures as of December 31, 2005. Please also clarify whether or not the interim information is unaudited. Refer to paragraph 45(b) of SFAS 133.

  RESPONSE: We have revised the Registration Statement accordingly. Please see page F-35. The headings on each page of the notes to consolidated financial statements indicates that information for the three months ended March 31, 2005 and 2006 is unaudited.

Note 7 Commitments and Contingencies, page F-42

  COMMENT:

38.
We note from your disclosure that you are a party, or may be a party, by matter, to various regulatory proceedings and claims. Please expand your disclosure to conclude using terms defined in paragraph 3 of SFAS 5. We believe that any disclosure that describes how you applied the standard, including your conclusions as to the likelihood of loss, should also use those terms.

  RESPONSE: We have revised the Registration Statement accordingly. Please see page F-39.

Note 10 Business Segments, page F-41

  COMMENT:

39.
We note your disclosure indicating that you evaluate the performance of your segments and allocate resources to them based on operating income. Please clarify and disclose whether you also consider segment margins when allocating resource.

  RESPONSE: The Partnership does not consider segment margins when allocating resources, but it does, however, allocate general and administrative costs to its business segments based on revenues. We have revised the Registration Statement accordingly. Please see page F-41.

Note 14 Subsequent Events, page F-45

  COMMENT:

40.
We note you have presented production volumes related to the Kinta Area assets in Mcf although you generally refer to volume production in terms of MMbtu. Please use a consistent reference metric to volume and expand your glossary disclosure to indicate the MMbtu to Mcf equivalent.

  RESPONSE: Each of the metrics Mcf and MMbtu are different forms of measurement and thus are typically used in different contexts. The metric Mcf is a standard unit for measuring the volume of natural gas. Accordingly, the Partnership uses this metric when providing volumetric information such as the size of its gathering or processing facilities or the volume of natural gas that flows through its facilities. The metric MMbtu is a measurement of the amount of heat needed to raise the temperature of 1,000,000 pounds of water one degree Fahrenheit. In other words, it is a measurement of the energy content of natural gas. Generally, natural gas is bought and sold based on this metric because this metric provides the better indication of the value of a particular type of natural gas as a source of energy. Generally, dry natural gas has lower energy content than wet natural gas. As a result, one Mcf of dry natural gas will have less MMBtu's than wet natural gas. Since natural gas is generally bought and sold based on the heating content of the natural gas, the Partnership has used the MMBtu metric to quantify its natural gas purchases and sales. Accordingly, when discussing the Kinta Area gathering assets, the Partnership believes it is appropriate to use the metric Mcf when discussing the size of the systems acquired and the volumes of natural gas gathered by the systems and to use the metric MMBtu when discussing natural gas purchase and sales. We have revised the glossary to clarify the relationship between these metrics. Please see page A-1.

Related Party Transactions Involving Hiland Partners

Distributions and Payments to Hiland Partners' General Partner and its Affiliates, page 143

  COMMENT:

41.
Please disclose the amounts paid to Continental Resources to date with respect to the general and administrative services provided to Hiland Partners. Likewise, clarify the affiliation between the company and each of Continental Resources, and Complete Production Services, Inc.

  RESPONSE: We have revised the Registration Statement accordingly. Please see pages 145 and 146 for a discussion of the amounts paid to Continental Resources and page 148 for a discussion of the Partnership's affiliation with Continental Resources. The Partnership's affiliation with Complete Production Services was previously disclosed on page 149.

Underwriting, page 207

  COMMENT:

42.
If the underwriters have any understandings, tacit or explicit, or any present intent to release the lock-ups early, disclose this.

  RESPONSE: The underwriters have no tacit or explicit understandings, nor any present intent, to release the lock-ups early.

        If you have any questions or comments concerning these responses, please call the undersigned at (713) 758-3613, or in his absence, Steve Gill at (713) 758-4458.

                      Very truly yours,

                      /s/ Douglas E. McWilliams